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Filed by: The Titan Corporation Pursuant to Rule 425 under the Securities
          Act of 1933

Subject Company:  AverStar, Inc.

         THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY THE TITAN CORPORATION ON MARCH 27, 2000.

         Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the press release set forth below, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by The Titan Corporation. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by The Titan Corporation with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from The Titan Corporation by directing a request to The Titan Corporation, 3033 Science Park Road, San Diego, California 92121, Attention: Investor Relations, telephone: (858) 552-9400.

                                    * * * * *

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                TITAN ANNOUNCES ACCRETIVE ACQUISITION OF AVERSTAR
                 FOR APPROXIMATELY $140 MILLION IN COMMON STOCK
        - ACQUISITION ADDS TO TITAN'S DIVERSIFIED TECHNOLOGY PORTFOLIO -
================================================================================

SAN DIEGO, CA -- MARCH 27, 2000 -- The Titan Corporation (NYSE: TTN), a leading-edge technology company that builds technology-based businesses, today announced that it has entered into a definitive agreement to acquire AverStar, Inc., a private company headquartered in Burlington, Massachusetts. The acquisition, which will be accounted for as a pooling of interests and tax-free exchange of common stock, has an equity value of approximately $140 million, plus the assumption of approximately $65 million in debt, and is expected to be accretive to Titan's earnings.

AverStar provides information technology solutions focused on the areas of information assurance, information operations and network and information security. AverStar's broad and highly diversified customer base includes civilian government agencies, the Department of Defense, and commercial companies.

AverStar, with an annual revenue run rate of approximately $230 million, is organized similar to Titan, with its commercial information technology and government information technology businesses each being stand alone business units. After completion of the AverStar transaction, which is expected to close by the end of the second quarter of 2000, The Titan Corporation will have annualized revenues in excess of $1 billion, a backlog in excess of $2 billion, and approximately 7,100 employees worldwide.

"AverStar is a technology-rich company with a large intellectual property base, deep information technology expertise, and entrepreneurial employees," said Gene
W. Ray, Chairman, President and CEO of Titan. "AverStar brings to Titan a wealth of technology that is highly complementary, and when coupled with our internal capabilities, enhances our strategy of creating, building and launching technology-based businesses. The acquisition also furthers our goal of building our government information technology business into a $1 billion business over the next few years. The acquisition of AverStar, which is accretive to the Titan Corporation's earnings per share, will allow us to continue to meet our earnings objectives while also continuing to increase our investments in building commercial based businesses."


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Under the terms of the definitive agreement, AverStar will receive a total equity value of approximately $140 million, if Titan's share price is between $44.00 and $56.00 per share at the time of closing. If Titan's share price is between $39.60 and $44.00, the equity value will decrease ratably from $140 million to approximately $126 million. At a Titan share price of less than $39.60, AverStar has the right to terminate the definitive agreement subject to a Titan option to assure a minimum equity value of approximately $126 million. If Titan's share price is between $56.00 and $61.60, the equity value will increase ratably from $140 million to approximately $154 million. At a Titan share price of more than $61.60, Titan has the right to terminate the definitive agreement subject to an AverStar option to agree to receive a maximum equity value of approximately $154 million. The transaction has been approved by the board of directors of both companies and is subject to regulatory approval. Credit Suisse First Boston is acting as exclusive financial advisor to Titan on this transaction.

"We believe both companies will benefit greatly from our combination with Titan," said Michael Alexander, Chairman and CEO of AverStar. "AverStar's employees have a strong entrepreneurial spirit and a history over the last 30 years of adapting to new market opportunities. Titan's commercial operations and technology incubator affords the combined companies the opportunity to capitalize on their technology expertise. I am confident that AverStar's 1,700 employees will enjoy being a part of the Titan team."

Separately, Titan also reported that its previously announced acquisition of Pulse Engineering closed during the previous week.

Headquartered in San Diego, California, The Titan Corporation is a leading-edge technology company that creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan's four core businesses develop and deploy communications and information technology solutions and services. In addition, Titan markets the leading technology for the electronic pasteurization of food products and is continually identifying promising technologies suitable for commercialization. Prior to this acquisition, the Titan Corporation has 5,400 employees, annualized sales of approximately $825 million and total backlog in excess of $1.6 billion.

Conference call at 8:00 a.m. (Pacific) to discuss this release will be broadcast on the Internet.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts, including our outlook on the future performance of our core businesses and our growth strategies, are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses, dependence on continued funding of U.S. Department of Defense programs, government contract procurement and termination risks, risks associated with acquiring other companies, including integration risks, and other risks described in the Company's Securities and Exchange Commission filings.

                                       ###
                           INVESTOR RELATIONS CONTACT:
                      Rochelle Bold, VP Investor Relations
                       (858) 552-9400 or invest@titan.com
                                 MEDIA CONTACT:
                    Wil Williams, VP Corporate Communications
                      (858) 552-9724 or wwilliams@titan.com